

July 16, 2020

Philip O. Strawbridge
Senior Vice President, CFO, and Treasurer
Centrus Energy Corp.
6901 Rockledge Drive
Suite 800
Bethesda, MD 20817

> **Re: Centrus Energy Corp.**
> **Registration Statement on Form S-3**
> **Filed June 17, 2020**
> **Response dated July 6, 2020**
> **File No. 333-239242**

Dear Mr. Strawbridge:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence Filed July 6, 2020

General

1. We have reviewed your response to our prior comment 1. In determining whether your offering meets the conditions set forth in General Instruction I.B.1 of Form S-3, your calculation of the aggregate market value of the shares of the Company's Class A Common Stock held by non-affiliates may not include shares which have not yet been issued, such as shares underlying restricted stock units or stock options. For guidance, see Securities Act Forms C&DI Question 216.05. As such, please provide us with an analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1 after you remove from the aggregate market value of the voting and non-

voting common equity held by non-affiliates any of the shares which have not been issued.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: C. Brophy Christensen, Esq.